[Virtus Letterhead]

April 27, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:     Brion Thompson, Division of Investment Management

Re:	Virtus Insight Trust

File Nos. 033-64915 and 811-07447

Post-Effective Amendment No. 50

Dear Mr. Thompson:

Thank you for your additional telephonic comments on April 26, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Insight Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010, and also regarding our earlier comment response letter filed as a CORRESP filing on April 14, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) within the next couple of days.

Comment 1. Virtus Insight Tax-Exempt Money Market Fund, page 10. Please revise footnote (a) to the Fees and Expenses table to more closely conform to the explanation permitted by Instruction 3(f)(vii). Otherwise, the footnote as shown does not comply with the referenced instruction, so would not be permitted to appear in the summary section.

Response 1. We have revised the referenced footnote to read: “The Total Annual Fund Operating Expenses do not correlate to the ratio of expense to average net assets appearing in the Financial Highlights tables, which tables reflect only the operating expenses of the fund and do not include acquired fund fees and expenses.”

Comment 2. Based on your response to Comment 6 in your response letter dated April 14, 2010, please explain in your response letter how the differences in how purchase orders for certain classes received after hours are processed reconciles with the requirements of Rule 18f-3(a)(4).

Response 2. The description of how late purchase requests are handled for potential purchasers of our money market funds reflects our understanding of the general expectations and preferences of such potential purchasers. It is intended to notify all such potential shareholders of our default responses to late purchase requests, which responses are based upon our understanding of what generally best reflects the needs and intentions of such potential shareholders. While institutional investors typically use money market funds as vehicles in which to sweep cash on a daily basis and are accustomed to making daily trades, retail investors typically do not use money market funds in this way and are not accustomed to making daily trades. Therefore, whereas institutional investors who have a purchase request rejected due to being late typically would just sweep the assets into another investment overnight and submit a new request the following day, and therefore would not be disadvantaged by the request being rejected, retail investors who have a purchase request rejected due to being late typically would

Securities and Exchange Commission

April 27, 2010

not be able to put the assets to use overnight and would not resubmit the request for an additional day or longer, and therefore would be disadvantaged by the request being rejected. In this way, the potential shareholders are all being treated fairly using the procedures as disclosed. We note also that the funds reserve the right to reject any purchase request, which is a standard industry practice. Further, it is our belief that the treatment of purchase orders as discussed does not run afoul of the referenced section because the section applies to how the shareholders within the different classes are treated while the purchase request procedures apply prior to the time investors become shareholders in any class.

Comment 3. Regarding your response to Comment 11 in your response letter dated April 14, 2010, please note that your intended incorporation by reference legend does not comply with the requirements for incorporation by reference in that incorporation by reference of the funds’ shareholder reports into the summary prospectus is not permitted.

Response 3. We have revised the legend to remove the reference to the funds’ shareholder reports.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr
Kevin J. Carr

cc:	Ann Flood

Jennifer Fromm